Exhibit (h)(2)(i)

GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC

Notification of Undertaking to Reduce Administration Fees (Class PS)

NOTIFICATION made as of June 30, 2019, by GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC, a Massachusetts limited liability company (the “Administrator” or the “Adviser”), to GMO SERIES TRUST, a Massachusetts business trust (the “Trust”), with respect to each series of the Trust (each, a “Fund” and collectively, the “Funds”).

WHEREAS, pursuant to an Amended and Restated Administration Agreement between the Trust and the Administrator (the “Administration Agreement”), the Administrator provides administrative support services to the Funds and to shareholders of record of shares of each Fund;

WHEREAS, the Administrator wishes to reduce the fee paid by each Fund in respect of its Class PS shares to the Administrator pursuant to the Administration Agreement (the “Class PS Administration Fee”);

NOW, THEREFORE, the Administrator hereby notifies the Trust that the Administrator has irrevocably agreed to reduce each Fund’s Class PS Administration Fee as follows:

The Administrator shall reduce the Class PS Administration Fee to the annual rate of 0.10% of the average daily net asset value attributable to that Fund’s Class PS shares through June 30, 2020 (and any subsequent periods as may be designated by the Administrator by notice to the Trust). The Class PS Administration Fee shall otherwise continue to be calculated and paid in accordance with the terms of the Administration Agreement. During the period covered by this Notification, the arrangements set forth above may only be modified with the consent of the Trust (such consent to require a majority vote of the trustees that are not “interested persons” (as defined under the Investment Company Act of 1940, as amended)).

In providing this Notification, the Administrator understands and acknowledges that the Trust intends to rely on this Notification, including in connection with the preparation and printing of the Trust’s prospectuses, preparation of each Fund’s financial statements, and daily calculation of each Fund’s Class PS net asset value.

Please be advised that all previous notifications by the Administrator with respect to waivers of the Funds’ Class PS Administration Fee shall hereafter be null and void and of no further force and effect.

IN WITNESS WHEREOF, the Administrator has executed this Notification on the day and year first above written.

GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC

By:	/s/ Jonathan Feigelson
Name: Jonathan Feigelson
Title: General Counsel
Reviewed by: DYC

This Agreement is executed on behalf of Grantham, Mayo, Van Otterloo & Co. LLC (“GMO”) by a duly authorized officer or other agent solely in his or her capacity as an authorized signatory, pursuant to delegated authority from GMO, and not individually. The obligations of or arising out of this Agreement are not binding upon any officer or other agent, partner, member or director of GMO individually, but are binding only upon GMO and its assets. A Certificate of Organization of GMO is on file with the Secretary of The Commonwealth of Massachusetts.

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